Exhibit 4.8

Power of Attorney

THIS POWER OF ATTORNEY (hereinafter, the “Power of Attorney”) is executed by Xudong ZHU (Domicile [*], ID card No.: [*]) as of September 10, 2011 and issued to Xin ZHOU (Domicile [*], ID card No.: [*]) (hereinafter, the “Entrusted Person”).

I, Xudong ZHU, hereby entrust the Entrusted Person with full representative power to exercise the following rights owned by me in the capacity of a shareholder of Beijing Yisheng Leju Information Services Co., Ltd. (hereinafter, the “Company”) on my behalf:

(1)         As my representative, to propose to convene and attend shareholders’ meetings of the Company according to the articles of association of the Company;

(2)         As my representative, to exercise, on my behalf, voting rights on all matters requiring discussion or resolutions of the shareholders’ meetings of the Company, including without limitation, the appointment and election of the Company’s directors and other officers, who should be appointed and removed by the shareholders;

(3)         As my representative, to exercise other voting rights of a shareholder as specified in the articles of association of the Company (including any other shareholder voting rights as specified in the amended articles of association).

I hereby irrevocably confirm that this Power of Attorney shall continue to be valid until the Shareholder Voting Right Proxy Agreement executed by and between Shanghai SINA Leju Information Technology Co., Ltd. (hereinafter, the “WFOE”), the Company and the shareholders of the Company as of September 10, 2011 expires or is early terminated, unless the WFOE gives me a direction to replace the Entrusted Person.

Authorization is hereby made.

Name: Xudong ZHU
Signature:	/s/ Xudong ZHU
Date: September 10, 2011